Filed Pursuant to Rule 424(b)(3)
Registration No. 333-180356

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 16 DATED JANUARY 3, 2014
TO THE PROSPECTUS DATED APRIL 12, 2013

This document supplements, and should be read in conjunction with, our prospectus dated April 12, 2013, as supplemented by Supplement No. 9 dated August 29, 2013, Supplement No. 10 dated September 5, 2013, Supplement No. 11 dated October 2, 2013, Supplement No. 12 dated November 1, 2013, Supplement No. 13 dated November 13, 2013, Supplement No. 14 dated December 2, 2013 and Supplement No. 15 dated December 19, 2013. Terms not otherwise defined herein have the same meanings as set forth in our prospectus. The purpose of this supplement is to disclose:

•	our daily net asset value per share for our Class A shares and Class B shares for the month of December 2013;

•	the distribution declared by our board of directors for our Class A shares and Class B shares for the first quarter of 2014;

•	an update regarding the selling of shares to Pennsylvania investors; and

•	the waiver of the performance component of the advisory fee by our advisor for 2013.
Historical NAV per Share
The following table sets forth the net asset value, or NAV, per share for the Class A and Class B shares of our common stock on each business day for the month of December 2013:

Date	NAV per Class A Share	NAV per Class B Share
December 2, 2013	$12.18	$12.20
December 3, 2013	$12.18	$12.20
December 4, 2013	$12.19	$12.21
December 5, 2013	$12.20	$12.21
December 6, 2013	$12.21	$12.22
December 9, 2013	$12.21	$12.23
December 10, 2013	$12.21	$12.23
December 11, 2013	$12.18	$12.20
December 12, 2013	$12.17	$12.19
December 13, 2013	$12.18	$12.20
December 16, 2013	$12.18	$12.20
December 17, 2013	$12.19	$12.20
December 18, 2013	$12.17	$12.20
December 19, 2013	$12.16	$12.18
December 20, 2013	$12.17	$12.22
December 23, 2013	$12.17	$12.22
December 24, 2013	$12.17	$12.23
December 26, 2013	$12.18	$12.23
December 27, 2013	$12.17	$12.23
December 30, 2013	$12.18	$12.23
December 31, 2013	$12.17	$12.23
Purchases and redemptions of shares of our common stock are made in accordance with our policies as set forth in our prospectus. Our NAV per share is posted daily on our website at www.rreefpropertytrust.com and is made available on our toll-free, automated telephone line at (855) 285-0508.
Please refer to “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for important information about how our NAV is determined. Our NAV per share, which is updated at the end of each business day, along with our prospectus, as supplemented, are available on our website.
Distribution Declaration

Our board of directors authorized and declared daily cash distributions of $0.00167167 per share for the period commencing on January 1, 2014 and ending on March 31, 2014 for each outstanding share of Class A and Class B common stock (as adjusted for any class-specific expenses). The distributions will be distributed and paid monthly in arrears.

Update for Pennsylvania Investors

The paragraph in the “Suitability Standards” section of our prospectus applicable only to Pennsylvania investors is hereby deleted and replaced with the following:

Pennsylvania Investors. Because the minimum offering amount is less than $150,000,000, you are cautioned to carefully evaluate our ability to fully accomplish our stated objectives, and to inquire as to the current dollar value of our subscriptions. We will not sell any shares to Pennsylvania investors unless we receive purchase orders for at least $75,000,000 (including purchase orders received from residents of other jurisdictions) in any combination of Class A shares and Class B shares from persons not affiliated with us or our advisor. See “Plan of Distribution—Special Notice to Pennsylvania Investors.”

The paragraph on pages 171 to 172 of our prospectus under the heading “Plan of Distribution—Special Notice to Pennsylvania Investors” is hereby deleted and replaced with the following:

We will not sell any shares to Pennsylvania investors unless we receive purchase orders for at least $75,000,000 (including purchase orders received from residents of other jurisdictions) in any combination of Class A shares and Class B shares from persons not affiliated with us or our advisor, which we refer to as the “Pennsylvania minimum offering amount.” Pending satisfaction of the Pennsylvania minimum offering amount, all subscription payments from Pennsylvania investors will be held by our escrow agent in trust for Pennsylvania subscribers’ benefit, pending release to us. If we have not satisfied the Pennsylvania minimum offering amount by the end of each 120-day escrow period (with the initial 120-day escrow period commencing on the date that we first accept a subscription payment from a Pennsylvania investor), we will, within ten days of the end of such 120-day escrow period, deliver to Pennsylvania investors, by certified mail or any other means whereby a receipt of delivery is obtained, a written notice reminding them of their right to request and receive a refund of their funds held in escrow, with interest and without deduction for escrow expenses, at any time before we receive purchase orders for an amount equal to or greater than the Pennsylvania minimum offering amount. The written notice will also state that if a Pennsylvania investor requests a refund of his or her funds within ten calendar days after receipt of our written notice, the investor’s funds will be refunded within 15 calendar days after receipt of the investor’s request. In addition, promptly after we satisfy the Pennsylvania minimum offering amount, we will deliver an additional notice to Pennsylvania investors informing them (1) that the Pennsylvania minimum offering amount has been satisfied, (2) of the most recently established NAV per Class A and Class B share at the time the notice is sent, (3) the date upon which the Pennsylvania escrowed proceeds will be released to us (which shall be at least five business days from the date of the notice) and (4) that they may request a refund prior to the date the escrowed proceeds are released to us.
Waiver of Performance Component of Advisory Fee
In addition to our prior disclosure that the fixed component of the advisory fee payable to our advisor will not be earned until the date on which our combined NAV for both classes of shares has reached $50,000,000, our advisor has waived any performance component of the advisory fee earned in 2013.